SAMA SAMA, LLC
(A Texas Limited Liability Company)

Financial Statements (Unaudited) and
Independent Accountants' Review Report

December 31, 2018

SAMA SAMA, LLC

Period from June 13, 2018 (inception) to December 31, 2018

Table of Contents

Independent Accountants' Review Report 1

Financial Statements (unaudited)

Balance Sheet 2

Statement of Operations and Changes in Members' Equity 3

Statement of Cash Flows 4

Notes to the Financial Statements 5



INDEPENDENT ACCOUNTANTS' REVIEW REPORT



To Management of Sama Sama, LLC
2048 Colquitt Ave
Houston, TX 77098

We have reviewed the accompanying financial statements of Sama Sama, LLC ("the Company"), which comprise the balance sheet as of December 31, 2018, and the related statements of operations and changes in members' equity, and cash flows for the period from June 13, 2018 to December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for my (our) conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As disclosed in Note 2 of the financial statements, the Company has not generated sufficient revenues to date, relies on outside sources to fund operations, and has incurred significant losses. Accordingly, substantial doubt is raised about the Company's ability to continue as a going concern.

Fruci & Associates II, PLLC

Spokane, Washington
April 26, 2019

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

SAMA SAMA, LLC

BALANCE SHEET

December 31, 2018

(unaudited)

Assets		
Current assets		
Cash and cash equivalents	$	23,521
Receivables, net		150,126
Total current assets		173,647
Leasehold improvements, net		175,000
Prepaid rent and deposits		27,739
Total assets	**$**	**376,386**
Liabilities and members' equity		
Current liabilities		
Accounts payable and accrued expenses	$	95,453
Advances from members		27,739
Total current liabilities		123,192
Deferred rent		231,636
Total liabilities		354,828
Commitments and contingencies		-
Total members' equity		21,558
Total liabilities and members' equity	**$**	**376,386**

See accountants' review report and accompanying notes to the financial statements.

2

SAMA SAMA, LLC

STATEMENT OF OPERATIONS AND CHANGES IN MEMBERS' EQUITY

For the period from June 13, 2018 (inception) to December 31, 2018

(unaudited)

Sales, net	$	-
Operating expenses		
Rent		56,636
Marketing and advertising		16,364
General and administrative		5,642
Total operating expenses		78,642
Net loss	**$**	**(78,642)**
Changes in members' equity		
Beginning members' equity	$	-
Capital contributions		100,200
Distributions to members		-
Net loss		(78,642)
Ending members' equity	**$**	**21,558**

See accountants' review report and accompanying notes to the financial statements.

3

SAMA SAMA LLC

STATEMENT OF CASH FLOWS

For the period from June 13, 2018 (inception) to December 31, 2018

(unaudited)

Cash flows from operating activities		
Net loss	$	(78,642)
Changes in operating assets and liabilities:		
Receivables		(150,126)
Accounts payable and accrued expenses		95,453
Deferred rent		56,636
Net cash used by operating activities		(76,679)
Cash flows from financing activities		
Contributions from members		100,200
Net cash provided by financing activities		100,200
Net increase in cash and cash equivalents		23,521
Cash and cash equivalents, beginning		-
Cash and cash equivalents, ending	**$**	**23,521**
Noncash transactions:		
Recording lease incentives	$	175,000
Prepaid rent and deposits paid by member		27,739
	$	202,739
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	$	-

See accountants' review report and accompanying notes to the financial statements.

4

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Sama Sama, LLC ("the Company") is a limited liability company organized on June 13, 2018 under the laws of the State of Texas, and is headquartered in Houston, Texas. The Company intends to operate The Toasted Coconut, which will be a full-service restaurant and bar in the Montrose area of Houston, Texas.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue only when all of the following criteria have been met:
- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- The fee for the arrangement is fixed or determinable; and
- Collectability is reasonably assured.

Risks and Uncertainties

The Company has not yet commenced principal operations and is currently in the process of completing construction of its single restaurant location. There is a risk that the Company's commencement of principal operations is significantly delayed, or does not occur.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2018, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

Allowance for Uncollectible Accounts

The Company recognizes an allowance for losses on receivables deemed to be uncollectible. The allowance is based on an analysis of historical bad debt experience as well as an assessment of specific identifiable customer accounts. At December 31, 2018, the Company determined no allowance for uncollectible accounts was necessary.

At December 31, 2018, receivables consist of construction costs incurred by the Company that are to be reimbursed by the leased property's landlord, pursuant to the construction allowance stipulated in the lease agreement. See Note 6.

Property and Equipment

Property and equipment is recorded at cost. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. Additions and improvements are capitalized while routine repairs and maintenance are charged to expense as incurred. Upon sale or disposition, the recorded asset cost and accumulated depreciation are removed from accounts and the net amount, less proceeds received from disposal, is charged or credited to other income or expense. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. No impairment was considered necessary at December 31, 2018.

No depreciation expense was recorded as of December 31, 2018, as property and equipment has not yet been placed in service.

Advertising costs

The Company's advertising costs are expensed as incurred. During 2018, the Company recognized $16,364 of advertising and marketing costs.

Deferred Rent

The Company has entered into a lease agreement which contains periods in which rent payments are abated. The total amount of rental payments due over the lease term is charged to rent expense on the straight-line method over the term of the lease. The difference between straight-line rent expense and the amount paid is recorded to deferred rent on the balance sheet.

Income Taxes

The Company is a limited liability company treated as a partnership for federal and state income tax purposes. The Company's taxable income or loss is allocated to its members in accordance with their respective percentage of ownership. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements. The Company files income tax returns in the U.S. federal jurisdiction and the Texas jurisdictions, as applicable. Tax returns filed with the Internal Revenue Service ("IRS") are subject to statute of limitation of three years from the date of the return, and as such, tax returns from inception remain open to potential examination.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, a new standard on the accounting for leases, which requires a lessee to record a right-of-use asset and a corresponding lease liability on the balance sheet for all leases with terms longer than twelve months. The standard also expands the required quantitative and qualitative disclosures surrounding leasing arrangements. The standard is effective for nonpublic companies for annual reporting periods beginning after December 15, 2019. The Company is in the process of evaluation the impact of ASU 2016-02 on the Company's financial statements and disclosures.

No other recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent Events

The Company has evaluated subsequent events through April 26, 2019, the date these financial statements were available to be issued.

- On January 30, 2019, the Company executed a promissory note for proceeds of $125,000. The note bears interest at 7.5% per annum and is payable in equal monthly installments of $2,500 from June 2019 through May 2024 (see Note 6).

- On January 30, 2019, the Company amended its lease agreement to include an additional $59,000 of construction allowance, delay rent commencement to June 2019, and include a percentage rent provision of 4% of annual gross sales over $2,200,000. This amendment was incorporated into disclosures in Note 6.

- On March 29, 2019, the Company executed a Small Business Administration (SBA) loan for proceeds of $250,000. The note bears interest at 9.75% per annum and is payable in equal monthly installments of $3,271 from May 2019 through April 2029.

Future annual minimum principal payments on these promissory notes are as follows:

2019	$ 24,646
2020	41,586
2021	43,278
2022	45,142
2023	47,195
Thereafter	173,153

NOTE 2 – GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of $78,642 and has not yet commenced principal operations which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern for the twelve-month period from the report date. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 3 – RELATED PARTY TRANSACTIONS

During the year ended December 31, 2018, a member of the Company made payments for prepaid rent and security deposits on the Company's behalf. These payments were recorded as advances on the balance sheet. These advances are non-interest bearing and are payable on demand. At December 31, 2018, the amount of advances outstanding is $27,739.

NOTE 4 –MEMBERS' EQUITY

The Company has only one class of members' equity and members shares in the same rights and privileges based on relative ownership percentage. At December 31, 2018, there were three members of the Company.

During 2018, the Company received cash contributions from members totaling $100,200.

NOTE 5 – COMMITMENTS

At December 31, 2018, the Company had commitments of approximately $579,000 for construction and build-out of its restaurant location, all of which approximately $483,000 are expected to be incurred in 2019.

The Company has a 401(k) plan ("the Plan") to provide retirement benefits for its employees. Employees may contribute a percentage of their annual compensation limited to the maximum amount set by the Internal Revenue Service. The Company anticipates making a matching contributions equal to 3.5% of employee contributions, up to 6% of compensation. The Plan had no activity during the year ended December 31, 2018, as it had no employees.

NOTE 6 – OPERATING LEASE AND DEFERRED RENT

The Company leases retail space for its restaurant location in Houston, Texas. The original lease agreement commences March 2019, terminates April 2029, and has two additional 5-year renewal periods. In March 2019, the lease was amended to delay rent commencement to June 2019.

The lease provides for increases in future minimum rental payments based on terms defined in the executed lease agreement. The following is a schedule of future minimum rental payments required under the amended operating lease agreement:

2019	$ 56,100
2020	112,200
2021	112,200
2022	112,200
2023	112,200
Thereafter	673,200

The original lease agreement includes a construction allowance lease incentive totaling $175,000. The construction allowance is recorded as leasehold improvements on the balance sheet. The construction allowance asset is depreciated over the life of the lease. The lease incentive liability associated with this allowance is recorded under deferred rent on the balance and recognized against rent expense of the life of the lease. In January 2019, the lease was amended to increase the construction allowance by an additional $59,000. Deferred rent consists of the following at December 31, 2018:

	2018
Construction allowance	$ 167,708
Deferred rent	63,928
Total deferred rent	$ 231,636

As of December 31, 2018, the Company recognized rent expense of $56,636, all of which was attributable to noncash charges to deferred rent.